EXHIBIT 99.3
April 29, 2013
O2MICRO INTERNATIONAL LIMITED
(Incorporated in the Cayman Islands with limited liability)

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON MONDAY, JUNE 24, 2013

To the Shareholders of O2Micro International Limited:

You are cordially invited to attend the Annual General Meeting of Shareholders of O2Micro International Limited (the “Company”) on Monday, June 24, 2013 (the “Annual General Meeting”), at the offices of Maples and Calder, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, at 2:00 p.m., local time.  A Notice of the Annual General Meeting, a Proxy (or a Voting Instruction Card if you are a holder of American Depositary Shares (“ADSs”)) and a Proxy Statement containing information about the matters to be voted upon at the Annual General Meeting are enclosed.

All registered holders of ordinary shares (“Ordinary Shares” or “Shares”) as of the close of business on Wednesday, May 15, 2013 (the “Record Date”), will be entitled to vote at the Annual General Meeting on the basis of one vote for each Ordinary Share held.  All registered holders of ADSs as of the Record Date shall be entitled to instruct The Bank of New York Mellon, as depositary for the Company’s ADS program, how to vote the Ordinary Shares underlying such Holder’s ADSs, subject to and in accordance with the provisions of the deposit agreement which governs the Company’s ADS program. A summary of those provisions is included in the attached Proxy Statement.

A record of the Company’s activities for the fiscal year ended December 31, 2012, is included in our annual report to the Shareholders enclosed with this letter (the “Report to Shareholders”) and will be included in the Annual Report on Form 20-F to be filed with the Securities and Exchange Commission prior to the Annual General Meeting (the “Annual Report”).  Upon written request to the Secretary of the Company, the Company will provide, without charge, to each person solicited a copy of the Annual Report, including the financial statements and report of independent registered public accounting firm filed therewith.  The Annual Report may also be read and copied at the SEC's Public Reference Room at Judiciary Plaza, 100 F Street, N.E. Fifth Street, N.E., Washington, D.C. 20549, and at the regional offices of the SEC located at 3 World Financial Center, Suite 400, New York, New York 10281, and 175 W. Jackson Blvd., Suite 900, Chicago, Illinois 60604, and is also available to the public from the SEC's website at http://www.sec.gov.  Copies of the Annual Report will also be available at the Annual General Meeting.

Whether or not you plan to attend the Annual General Meeting, the Company requests that you please exercise your voting rights by completing and returning your Proxy or ADS Voting Instruction Card, as applicable, promptly in the enclosed self-addressed stamped envelope.  If you are a registered holder of Ordinary Shares, by attending the Annual General Meeting and voting in person, your Proxy will not be used.

Sincerely,

Sterling Du
Director, Chief Executive Officer and Chairman of the Board

O2MICRO INTERNATIONAL LIMITED
(Incorporated in the Cayman Islands with limited liability)

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON MONDAY, JUNE 24, 2013

O2Micro International Limited
Grand Pavilion Commercial Centre, West Bay Road
P.O. Box 32331 SMB, George Town
Grand Cayman, Cayman Islands

Executive Directors Sterling Du Chuan Chiung “Perry” Kuo James Elvin Keim	Independent Non-Executive Directors Michael Austin Lawrence Lai-Fu Lin Ji Liu Teik Seng Tan Shoji Akutsu Dinghuan Shi

To the Holders of Ordinary Shares and American Depositary Shares:

The Annual General Meeting of Shareholders of O2Micro International Limited (the “Company”), a Cayman Islands company, will be held on Monday, June 24, 2013, at the offices of Maples and Calder, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, at 2:00 p.m., local time, at which meeting the following matters will be put to the vote of the Shareholders:

PROPOSAL NO. 1.a.

That Michael Austin be elected as a Class III Director to hold office until the Annual General Meeting of Shareholders to be held in 2016 and until his successor is elected and duly qualified, or until his earlier resignation or removal.

PROPOSAL NO. 1.b.

That Shoji Akutsu be elected as a Class III Director to hold office until the Annual General Meeting of Shareholders to be held in 2016 and until his successor is elected and duly qualified, or until his earlier resignation or removal.

PROPOSAL NO. 1.c.

That Zhuoping Yu be elected as a Class III Director to hold office until the Annual General Meeting of Shareholders to be held in 2016 and until his successor is elected and duly qualified, or until his earlier resignation or removal.

PROPOSAL NO. 2

That the Company’s financial statements and the auditors’ report for the fiscal year ended December 31, 2012 be approved and adopted.

PROPOSAL NO. 3

That the appointment of Deloitte & Touche as independent auditors for the fiscal year ending December 31, 2013 be approved and ratified.

The Board of Directors has fixed the close of business May 15, 2013, as the record date for the determination of Shareholders entitled to notice of and to vote at the Annual General Meeting and any postponement or adjournment thereof. Accordingly, only holders of record of Ordinary Shares or American Depository Shares of the Company at the close of business on such date shall be entitled to vote at the Annual General Meeting or any adjournment thereof.

We ask that you vote, date, sign and return the enclosed Proxy (or the enclosed Voting Instruction Card if you hold American Depositary Shares) in the self-addressed stamped envelope. If you are a registered holder of Ordinary Shares, you may revoke your Proxy and vote in person if you later decide to attend in person.

By Order of the Board of Directors

Sterling Du
Director, Chief Executive Officer and Chairman of the Board

O2MICRO INTERNATIONAL LIMITED
(Incorporated in the Cayman Islands with limited liability)
(the “Company”)

O2Micro International Limited
Grand Pavilion Commercial Centre, West Bay Road
P.O. Box 32331 SMB, George Town
Grand Cayman, Cayman Islands

PROXY STATEMENT

GENERAL INFORMATION

This Proxy Statement and the accompanying Proxy, if you hold Ordinary Shares, or Voting Instruction Card if you hold American Depository Shares (“ADSs”), are being mailed to shareholders of the Company (“Shareholders”) in connection with the solicitation of proxies by the Board of Directors (the “Board”) of the Company for the 2013 Annual General Meeting of the Company (the “Annual General Meeting”). The Company’s Annual Report for the fiscal year ended December 31, 2012, which is not part of this Proxy Statement, will be filed separately with the Securities and Exchange Commission (on Form 20-F).

Voting By Registered Holders of Ordinary Shares

When your Proxy is returned properly executed, the Ordinary Shares it represents will be voted in accordance with your specifications. You have three choices as to your vote on each of the items described in this Proxy Statement that are to be voted upon at the Annual General Meeting. You may vote “for” or “against” each item or “abstain” from voting by marking the appropriate box.

If you sign and return your Proxy but do not specify any choices, you will thereby confer discretionary authority for your Ordinary Shares to be voted as recommended by the Board. The Proxy also confers discretionary authority on the individuals named therein to vote on any variations to the proposed resolutions.

Whether or not you plan to attend the Annual General Meeting, you can be assured that your Ordinary Shares are voted by completing, signing, dating and returning the enclosed Proxy to the Company’s share registrar at Maples Fund Services (Asia) Limited, 25th Floor, 100 Queen's Road Central, Hong Kong, not less than 48 hours before the time appointed for the Annual General Meeting. You may revoke your Proxy at any time before it is exercised by giving written notice thereof to the Secretary of the Company, by submitting a subsequently dated Proxy, by attending the Annual General Meeting and withdrawing the Proxy, or by voting in person at the Annual General Meeting.

Each holder of the Ordinary Shares in the capital of the Company in issue, and recorded in the Register of Members of the Company at the close of business on Wednesday, May 15, 2013, is entitled to one vote on a show of hands and, on a poll, to one vote for each Ordinary Share so held at the Annual General Meeting, which includes The Bank of New York Mellon which is the registered holder of all Ordinary Shares deposited into the Company’s ADS program. See the section entitled “Voting by Holders of ADSs” below. All such Ordinary Shares entitled to vote at the Annual General Meeting are referred to herein as “Record Shares.” The presence in person or by proxy of Shareholders holding a majority of the Record Shares will constitute a quorum for the transaction of business at the Annual General Meeting. Resolutions put to the vote at the Annual General Meeting will be decided by a show of hands unless a poll is, before or on the declaration of the result of the show of hands, demanded by the Chairman of the Annual General Meeting or any Shareholder present in person or by proxy.  Every holder of a Record Share present in person or by proxy is entitled to one vote on a show of hands and, on a poll, to one vote for each Record Share held.

If two or more persons are jointly registered as holders of an Ordinary Share then in voting, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other holders of the Ordinary Share and, for this purpose seniority, shall be determined by the order in which the names stand on the register of the members.

Voting by Holders of ADSs

The Bank of New York Mellon, as depositary of the ADSs, has advised us that it intends to mail to all owners of ADSs this Proxy Statement, the accompanying Notice of Annual General Meeting and an ADS Voting Instruction Card. Upon the written request of an owner of record of ADSs, The Bank of New York Mellon will endeavor, to the extent practicable, to vote or cause to be voted the amount of Shares represented by the ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such request. The Bank of New York Mellon has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions. As the holder of record for all the Ordinary Shares represented by the ADSs, only The Bank of New York Mellon may vote those Shares at the Annual General Meeting.

The Bank of New York Mellon and its agents are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the Ordinary Shares underlying your ADSs are not able to be voted at the Annual General Meeting, there may be nothing you can do.

If (i) the enclosed ADS Voting Instruction Card is signed but is missing voting instructions, (ii) the enclosed ADS Voting Instruction Card is improperly completed or (iii) no ADS Voting Instruction Card is received by The Bank of New York Mellon from a holder of ADSs by June 14, 2013, at 5:00 p.m., New York time (the “ADS Voting Deadline”), The Bank of New York Mellon will deem such holder of ADSs to have instructed it to give a proxy to the Chairman of the Annual General Meeting to vote in favor of each proposal recommended by the Board and against each proposal opposed by the Board.  Holders of ADSs can only change their instructions to The Bank of New York Mellon by providing a new ADS Voting Instruction Card to The Bank of New York Mellon prior to the ADS Voting Deadline.  ADS holders cannot vote or change the instructions previously delivered to The Bank of New York Mellon in an ADS Voting Instruction Card by attending the Annual General Meeting in person.

Other Shareholder Matters

Your attention is also drawn to Articles 93 and 94 of the Articles of Association of the Company in relation to the requirements applicable to any Shareholder who wishes to propose additional business at the Annual General Meeting not set out in the Notice of the Annual General Meeting, including in relation to the election of the Directors. For business to be properly brought before an annual general meeting by a Shareholder, a shareholder notice addressed to the Secretary of the Company must have been delivered to or mailed and received at the principal executive offices of the Company not less than 45 days nor more than 75 days prior to the date on which the Company first mailed proxy materials for the previous year’s annual general meeting.  Such notice to the Secretary must set forth as to each matter the Shareholder proposes to bring before the annual general meeting (i) a brief description of the business desired to be brought before the annual general meeting and the reasons for conducting such business at the annual general meeting, (ii) the name and record address of the Shareholder proposing such business, (iii) the class and number of shares of the Company which are beneficially owned by the Shareholder, and (iv) any material interest of the Shareholder in such business.  In the case of nominations of persons for election to the Board, the notice must set forth, in addition, (a) as to each person whom the Shareholder proposes to nominate for election or re-election as a Director, (i) the name, age, business address and residence address of the person, (ii) the principal occupation or employment of the person, (iii) the class and number of shares of the Company which are beneficially owned by the person, and (iv) any other information  relating to the person that is required to be disclosed in solicitations for proxies for election of Directors pursuant to Rule 14a under the United States Securities Exchange Act of 1934, as amended, and (b) as to the Shareholder giving the notice, (i) the name and record address of the Shareholder, and (ii) the class and number of shares of the Company which are beneficially owned by the Shareholder. The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as a Director of the Company.  No person shall be eligible for election as a Director of the Company unless nominated in accordance with these procedures. The foregoing requirements shall apply mutatis mutandis to holders of ADSs which wish to submit proposals for consideration at a general meeting.

Under Article 87 of the Articles of Association of the Company, a Shareholder is entitled to cumulate votes (i.e., cast for any candidate a number of votes greater than the number of votes which such Shareholder normally is entitled to cast) if the candidates’ names have been placed in nomination prior to commencement of the voting and the Shareholder has given notice prior to commencement of the voting of the Shareholder’s intention to cumulate votes.  If any Shareholder has given such notice, then every Shareholder entitled to vote may cumulate votes for candidates in nomination either (i) by giving one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which the Shareholder’s Shares are normally entitled to, or (ii) by distributing the Shareholder’s votes on the same principle among any or all of the candidates, as the Shareholder thinks fit.  The candidates receiving the highest number of affirmative votes, up to the number of directors to be elected, shall be elected; votes against any candidate and votes withheld shall have no legal effect. Each holder of ADSs may instruct The Bank of New York Mellon to vote the Ordinary Shares underlying its ADSs on a cumulative basis as described above.

BOARD OF DIRECTORS

The Board is responsible for establishing broad corporate policies and for overseeing the overall performance of the Company. The Board reviews significant developments affecting the Company and acts on other matters requiring its approval.

The current Board comprises Sterling Du, Chuan Chiung “Perry” Kuo, James Elvin Keim (executive directors) and Michael Austin, Lawrence Lai-Fu Lin, Teik Seng Tan, Shoji Akutsu, Dinghuan Shi, and Ji Liu (independent non-executive directors).

The current standing committees of the Board are the Audit Committee, the Compensation Committee and the Nominating Committee.

The Audit Committee is established by the Board primarily for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company. Its responsibilities include (1) the appointment, retention, compensation and oversight of the work of the Company’s independent auditors, and for review of its qualifications; (2) review of the Company’s annual financial statement, earning releases and accounting practices and procedures; and (3) review of the Company’s system of internal controls. The Audit Committee also maintains procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls, or auditing matters and for the confidential submission by employees of the Company of concerns regarding accounting or auditing matters. The Audit Committee is currently comprised of three of the Company’s independent directors, Shoji Akutsu, Teik Seng Tan (Chairman) and Lawrence Lai-Fu Lin.  Mr. Akutsu is seeking re-election as a Class III Director at the 2013 Annual General Meeting.

The Compensation Committee (i) establishes remuneration levels of the Company's officers, (ii) performs the functions that are provided under the Company's employee benefit programs and (iii) administers the Company's Stock Incentive Plans.  The Compensation Committee is currently comprised of two of the Company’s independent directors, Lawrence Lai-Fu Lin and Michael Austin.  Mr. Austin is seeking re-election as a Class III Director at the 2013 Annual General Meeting.

The Nominating Committee assists the Board in selecting nominees for election to the Board and makes recommendations to the Board from time to time, or whenever it shall be called upon to do so, regarding nominees for the Board. The Nominating Committee is currently comprised of two of the

Company’s independent directors, Michael Austin (Chairman) and Dinghuan Shi.  Mr. Austin is seeking re-election as a Class III Director at the 2013 Annual General Meeting.  Mr. Shi is not seeking re-election as a Class III Director at the 2013 Annual General Meeting.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee is directly responsible for the oversight of the Company’s accounting and financial reporting processes and audits of the financial statements of the Company. It is also responsible for the review of the Company’s internal system of controls. Management has the primary responsibility for the financial statements and the reporting process including the systems of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed the audited financial statements for the year ended December 31, 2012, with management, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The Audit Committee reviewed with the independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of the Company’s accounting principles and such other matters as are required to be discussed with the Audit Committee under generally accepted auditing standards.  In addition, the Audit Committee has carried out discussions with the independent auditors independently from management and the Company.   The independent auditors have provided the Audit Committee with the letter required by the Independence Standards Board Standard No. 1, “Independence Discussions with Audit Committees,” and the Audit Committee has engaged in dialogue with the independent auditors regarding their independence.

The Audit Committee meets with the independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the Company’s internal controls, and the overall quality of the Company’s financial reporting. The Audit Committee held four meetings in 2012.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board (and the Board has approved) that the audited financial statements for the year ended December 31, 2012, be included in the Report to Shareholders and the Form 20-F for filing with the Securities and Exchange Commission.  The Audit Committee recommended, subject to shareholders’ approval, the appointment of Deloitte & Touche as the Company’s independent auditors for the fiscal year ending December 31, 2013.

Teik Seng Tan, Audit Committee Chair

Shoji Akutsu, Audit Committee Member

Lawrence Lai-Fu Lin, Audit Committee Member

April 29, 2013

PROPOSAL NOS. 1a. – c.:     RE-ELECTION OF DIRECTORS

Article 116 of the Company’s Articles of Association provides that, at the Company’s first annual general meeting after becoming eligible to have a classified board, the Board will be divided into three classes, designated Class I, Class II, and Class III, as nearly equal in number as the then total number of directors permits. Class I directors will be elected for a one-year term, Class II directors for a two-year term and Class III directors for a three-year term.  At each subsequent annual general meeting, successors to the class of directors whose terms expire at that annual general meeting will be elected for a three-year term. If the number of directors is changed, any increase or decrease will be apportioned among the classes so as to maintain the number of directors in each class as nearly as possible, and any additional directors of any class elected to fill a vacancy resulting from an increase in that class will hold office for a term that shall coincide with the remaining term of that class, but in no case will a decrease in the number of directors shorten the term of any incumbent director.

At the 2013 Annual General Meeting, two (2) existing Class III Directors, Michael Austin and Shoji Akutsu, and a new nominated director, Zhuoping Yu, are proposed to be elected for a three-year term until the Annual General Meeting of Shareholders to be held in 2016 and until their respective successors are elected and duly qualified, or until such director’s earlier resignation or removal.  A brief summary of each nominee’s principal occupation, business affiliations and other information follows:

Michael Austin has served as a director since October 1997 and as a Class III director since June 2001. He currently serves as chairman of the nominating committee and member of the compensation committee.  Mr. Austin is a resident of the Cayman Islands and is a Chartered Accountant. Mr. Austin was admitted as an Associate of the Institute of Chartered Accountants in England and Wales in 1964 and as a Fellow in 1974. Mr. Austin is also an Associate Member of The Chartered Institute of Taxation, a Member of the Society of Trust and Estate Practitioners, and a Notary Public of the Cayman Islands.  Mr. Austin served as the managing partner of the Cayman Islands office of KPMG Peat Marwick, an international accounting firm, for 23 years. Since retiring in July 1992, Mr. Austin has been a consultant and currently serves as a non-executive director on several company boards, including those of a number of mutual funds, trust and insurance companies.  Mr. Austin served as a director of the Cayman Islands Monetary Authority from January 1997, and was appointed Chairman of the Board in January 2003, a position he held until his retirement on July 31, 2004.  He has also served on a variety of other government committees and government related boards, including the Cayman Islands Agricultural and Industrial Development Board, as Chairman; the Stock Exchange Committee; and the Government/Private Sector Consultative Committee. In 1990, Mr. Austin was awarded an M.B.E. by Her Majesty the Queen in recognition of services to the public and business community.

Shoji Akutsu was a former director of O2Micro from August 1999 to June 2003, and returned to O2Micro as a Class III director in June 2010.  Mr. Akutsu co-founded Teksel Co., Ltd., a distributor of advanced semiconductors, where he was president and chief executive officer from its inception in 1975 until 2006. Mr. Akutsu was the founder of Technology and Communications, Inc., an analog integrated circuit design and consulting company, and served as chief executive officer from February 1996 to December 2009. He also served as vice chairman of the Distributor Association of Foreign Semiconductors, a government-sponsored trade association in Japan for 18 years.  In addition, Mr. Akutsu has served as a member of the board of directors of Central Semiconductor Manufacturing Corporation (CSMC) since June 2000, which is an affiliate of China Resource Manufacturing Limited, an integrated circuit manufacturing foundry in China. Mr. Akutsu graduated from Meiji University in Tokyo, Japan, where he is currently a Member of Council.

Zhuoping Yu, Ph.D, is running for election as a Class III Director.  He currently serves as a professor at Tongji University in Shanghai, China, where he serves as dean of the school’s automotive department.  Previously, he was employed at the Automotive Research Institut in Technical University Braunschweig, Germany; the research and development department of Volkswagen Group; and the automotive institute of the Technical University Darmstadt.  He is the leader of Chang Jiang Scholars and Innovation Team for energy efficiency and environmental initiatives, and is the chief scientist of the National Basic Research Program in China (a.k.a., the “973 Program”).  He also holds the following posts in China:  vice president of the Executive Council of SOE-China; Chairman of the Commission on Technology of FISITA 2012; vice president of the executive council of China Auto Talents Society; member of the Science and Technology Commission in the Ministry of Education; member of the MOST appointed experts related to Energy Efficient & New Energy Vehicles; and member of the New Energy Vehicle Program acceptance committee.

All nominees have consented to be named in this proxy statement and to serve on the Company’s board, if elected. In the event that any nominee should not be available, the persons named in the proxy will vote for the other nominees and may vote for a substitute for the unavailable nominee.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE ELECTION OF MICHAEL AUSTIN, SHOJI AKUTSU AND ZHUOPING YU AS CLASS III DIRECTORS TO SERVE A THREE-YEAR TERM UNTIL THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD IN 2016 AND UNTIL THEIR RESPECTIVE SUCCESSORS ARE ELECTED AND DULY QUALIFIED, OR UNTIL SUCH DIRECTOR’S EARLIER RESIGNATION OR REMOVAL. UNLESS DIRECTED TO THE CONTRARY, THE ORDINARY SHARES REPRESENTED BY VALID PROXIES WILL BE VOTED FOR THE ELECTION OF SAID NOMINEES. ORDINARY SHARES UNDERLYING ADSs WILL BE VOTED AS DESCRIBED UNDER THE SECTION “VOTING BY HOLDERS OF ADSs” ABOVE.

PROPOSAL NO. 2:  APPROVAL AND ADOPTION OF THE FINANCIAL STATEMENTS AND THE AUDITORS’ REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012

The approval and adoption by the Shareholders of the financial statements and the auditors’ report for the fiscal year ended December 31, 2012, are being solicited. The financial statements and the auditors’ report for the fiscal ended December 31, 2012, appear in the Report to Shareholders.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE APPROVAL AND ADOPTION OF THE FINANCIAL STATEMENTS AND AUDITORS’ REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012. UNLESS DIRECTED TO THE CONTRARY, THE ORDINARY SHARES REPRESENTED BY VALID PROXIES WILL BE VOTED FOR THE APPROVAL AND ADOPTION OF THE FINANCIAL STATEMENTS AND AUDITORS’ REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012.  ORDINARY SHARES UNDERLYING ADSs WILL BE VOTED AS DESCRIBED UNDER THE SECTION “VOTING BY HOLDERS OF ADSs” ABOVE.

PROPOSAL NO. 3: APPROVAL AND RATIFICATION OF THE APPOINTMENT OF INDEPENDENT AUDITORS

The Audit Committee of the Board has appointed Deloitte & Touche as independent auditors of the Company for the fiscal year ending December 31, 2013, subject to approval and ratification by the Shareholders.

If the Shareholders do not approve and ratify the appointment of Deloitte & Touche, the selection of other independent auditors will be considered by the Audit Committee and the Board.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE APPROVAL AND RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2013. UNLESS DIRECTED TO THE CONTRARY, THE ORDINARY SHARES REPRESENTED BY VALID PROXIES WILL BE VOTED FOR THE APPROVAL AND RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2013. ORDINARY SHARES UNDERLYING ADSs WILL BE VOTED AS DESCRIBED UNDER THE SECTION “VOTING BY HOLDERS OF ADSs” ABOVE.

GENERAL

At the date of this Proxy Statement, the Board of Directors has no knowledge of any business which has been presented for consideration at the Annual General Meeting other than that described above.

Present and former officers, directors and other employees of the Company may solicit proxies and ADS voting instructions by telephone, telecopy, telegram or mail, or by meetings with Shareholders or their representatives.  The Company will reimburse brokers, ADS depository, banks or other custodians, nominees and fiduciaries for their charges and expenses in forwarding proxy materials to beneficial owners.  All expenses of solicitation of proxies will be borne by the Company.

By Order of the Board of Directors,

Sterling Du
Chief Executive Officer and Chairman of the Board

Dated: April 29, 2013

O2MICRO INTERNATIONAL LIMITED

IMPORTANT ANNUAL GENERAL MEETING INFORMATION

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000000000.000000 ext 000000000.000000 ext
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000000000.000000 ext 000000000.000000 ext

MR A SAMPLE
DESIGNATION (IF ANY)
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Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

Annual General Meeting Proxy Card

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals

	For	Against	Abstain
1 (a).	☐	☐	☐
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1 (c).	☐	☐	☐
2.	☐	☐	☐
3.	☐	☐	☐

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B Non-Voting Items

Change of Address — Please print new address below.

Comments — Please print your comments below.

C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.   /   /

Signature 1 — Please keep signature within the box.

Signature 2 — Please keep signature within the box.

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Proposals

1. That each of Michael Austin, Shoji Akutsu, and Zhouping Yu be elected as Class III Directors to hold office until the Annual General Meeting of Shareholders to be held in 2016 and until their respective successor is elected and duly qualified, or until such director's earlier resignation or removal.
   a) Michael Austin
   b) Shoji Akutsu
   c) Zhouping Yu

▼ **PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.** ▼

Proxy — O2MICRO INTERNATIONAL LIMITED

Instructions to the Bank of New York Mellon, as Depositary
(Must be received prior to 5:00 p.m. (New York City time) on June 14, 2013)

The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of O2Micro International Limited registered in the name of the undersigned on the books of the Depositary as of the close of business on May 15, 2013, at the Annual General Meeting of the Shareholders of O2Micro International Limited to be held on June 24, 2013, in the Cayman Islands.

NOTE:

1. **Please direct the Depositary how it is to vote by marking X in the appropriate box opposite the resolution. It is understood that, if this form is signed and returned, but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the company.**
2. **It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the company.**

(Continued and to be marked, dated and signed, on the other side)